

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 16, 2007

Mr. Francis B. Barron
Senior Vice President-General Counsel; and Secretary
Bill Barrett Corporation
1099 18th Street, Suite 2300
Denver, CO 80202

> **Re: Bill Barrett Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-32367**

Dear Mr.Barron:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   We request further clarification of the "New Reserve Philosophy" that we understand you implemented during the fourth quarter of 2005, in order to eliminate negative revisions in the future. You indicate that you conservatively book reserves for new wells online in the fourth quarter, where there is insufficient production data for accurate decline curve analysis. Please respond to the following points:

- Tell us if this new policy or philosophy is limited to exploration type wells that you have not previously booked reserves for, or if it also includes previously booked proved undeveloped reserve locations that have now been drilled;

- If you applying the new methodology to both types of wells, explain any differences in application between exploration wells that have never been booked previously and wells that are converting previously booked proved undeveloped reserves to proved developed reserves.

- Advise us whether the third-party engineers, in conducting procedures on the reserve quantities you will disclose in your 2006 report, estimated reserves for wells with short-term production data that you did not include as proved reserves because of your "New Reserve Philosophy."

2.   We note that even with the implementation of the conservative "New Reserve Philosophy" you report that the 2006 reserves are approximately 7% higher in the aggregate than the third party engineers' estimate. Please tell us which wells or properties are contributing the most to this increased percentage, in the aggregate, explain how your estimate of reserves compares to the independent engineers' estimate for the same property, and indicate the classification of those reserves. Please also submit the following information along with your reply:

- If they are proved producing reserves, include a graph of production rate versus time with the future production forecast from both you and the third party engineer depicted on the same graph.

- If these are primarily gas wells, please provide us with graphs of either the bottom-hole pressure (BHP) changes over time versus cumulative production, or the flowing tubing pressure (FTP) over time versus time for each gas well.

- Please clarify whether you and the third party engineers estimated reserves with decline curve analysis or volumetrically.

- Tell us if you or the third party engineers' evaluations included tests of reliability of the results from typical rate versus time decline curve analysis, using methods such as BHP versus cumulative production, FTP over time versus cumulative production, or FTP times rate versus cumulative production. If these alternate methods were not used as a cross-check, tell us why they were not used.

3.   Tell us of any instances in which you obtained short term production or test data on properties having reserves that were recently converted from proved undeveloped to proved developed producing that is less favorable than previously estimated, or which would otherwise support lowering the original proved undeveloped volumetric reserve estimate, where a downward revision has not been made due to the "New Reserve Philosophy" of not using short term production data to determine reserves.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief